                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           ASI SOLUTIONS INCORPORATED
                           --------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    00206F108
                                   -----------
                                 (CUSIP Number)

                                 AON Corporation
                 123 North Wacker Drive, Chicago, Illinois 60606
                            Attn: Raymond I. Skilling
                                 (312) 701-3000
                   -------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                FEBRUARY 23, 2001
                               -------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  2 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        AON CORPORATION
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  3,892,580(1) (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,892,580(1)  (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        53.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
================================================================================

        1 Includes 134,841 shares subject to options exercisable within 60 days.
                               Page 2 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  3 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Bernard F. Reynolds
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  2,000,000 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  2,000,000 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000,000 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
================================================================================


                               Page 3 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  4 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Bernard F. Reynolds - IRRA FBO Bernard F. Reynolds
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  40,200 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  40,200 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        40,200 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        00
================================================================================


                               Page 4 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  5 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Bernard F. Reynolds Charitable Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  10,000 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  10,000 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        00
================================================================================


                               Page 5 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  6 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Carl Seldin Koerner, Trustee of the Anne B. Reynolds Irrevocable Family Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  154,876 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  154,876 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        154,876 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        00
================================================================================


                               Page 6 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  7 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Carl Seldin Koerner, Trustee of the Bernard F. Reynolds Irrevocable Family Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  154,877 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  154,877 (See Item 5)
                              --------------------------------------------------

          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        154,877 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        00
================================================================================


                               Page 7 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  8 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Seymour Adler
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  320,319(1) (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  320,319(1) (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        320,319(1) (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
================================================================================

----------
(1)   Includes 134,841 shares subject to options exercisable within 60 days.


                               Page 8 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page  9 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Seymour Adler Charitable Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  10,000 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  10,000 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        00
================================================================================


                               Page 9 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page 10 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Eli Salig
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  1,133,208 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  1,133,208 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,133,208 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
================================================================================


                               Page 10 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page 11 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Eli Salig IRA
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES
                              --------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  39,100 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  39,100 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        39,100 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        00
================================================================================


                               Page 11 of 27 Pages

-------------------                                          -------------------
CUSIP No. 00206F108                    13D                   Page 12 of 27 Pages
-------------------                                          -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        Eli Salig Charitable Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES               --------------------------------------------------

       BENEFICIALLY           8    SHARED VOTING POWER

         OWNED BY                  30,000 (See Item 5)
                              --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER

        REPORTING                  30,000 (See Item 5)
                              --------------------------------------------------
          PERSON              10   SHARED DISPOSITIVE POWER

           WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,000 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        00
================================================================================


                               Page 12 of 27 Pages

      ITEM 1.  SECURITY AND ISSUER.

      The class of equity security to which this statement relates is the common stock, $.01 par value (the "COMMON STOCK"), of ASI Solutions Incorporated, a Delaware corporation (the "COMPANY"). The name and address of the principal executive offices of the Company are ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      ITEM 2.  IDENTITY AND BACKGROUND.

      This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "COMMISSION") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"):

      (1) AON CORPORATION. Aon Corporation, a Delaware corporation, by virtue of its deemed beneficial ownership of 3,892,580 shares of Common Stock as a result of its having been granted a proxy to vote such shares under certain circumstances as more fully described herein.

      Aon is an insurance services holding company for a family of insurance brokerage, consulting and consumer insurance companies. Through its insurance brokerage and other services and consulting operations, Aon offers commercial insurance brokerage, alternative risk solutions, risk management, employee benefit and human resources consulting and managing general underwriting services. In addition, Aon's insurance underwriting businesses provide a variety of insurance products, including accident and health coverage, traditional life insurance and extended warranties. Aon Corporation's principal business address is 123 North Wacker Drive, Chicago, Illinois 60606.

      Attached hereto as SCHEDULE B to the Statement is information concerning this Reporting Person to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

      (2) BERNARD F. REYNOLDS is Chairman of the Board and Chief Executive Officer of the Company. His address is c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      (3) BERNARD F. REYNOLDS - IRRA FBO BERNARD F. REYNOLDS, c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      (4) BERNARD F. REYNOLDS CHARITABLE TRUST, c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      (5) CARL SELDIN KOERNER, TRUSTEE OF THE ANNE B. REYNOLDS IRREVOCABLE FAMILY TRUST, c/o Koerner, Silberberg & Weiner LLP, 112 Madison Avenue, 3rd Floor, New York, New York 10016.

      (6) CARL SELDIN KOERNER, TRUSTEE OF THE BERNARD F. REYNOLDS IRREVOCABLE FAMILY TRUST, c/o Koerner, Silberberg & Weiner LLP, 112 Madison Avenue, 3rd Floor, New York, New York 10016.

      (7) SEYMOUR ADLER is Executive Vice President of the Company. His address is c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      (8) SEYMOUR ADLER CHARITABLE TRUST, c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      (9) ELI SALIG is President and Chief Operating Officer of the Company. His address is c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      (10) ELI SALIG IRA, c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.


                               Page 13 of 27 Pages

      (11) ELI SALIG CHARITABLE TRUST, c/o ASI Solutions Incorporated, 780 Third Avenue, New York, NY 10017.

      The entity set forth in clause (1) is hereinafter referred to as "AON". The individuals and entities set forth in clauses (2) through (11) are collectively hereinafter referred to as the "MANAGEMENT PERSONS."

      Aon and the Management Persons (collectively, the "REPORTING PERSONS") may constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), with respect to their beneficial ownership of the Common Stock and are collectively referred to as the "REPORTING GROUP." The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as SCHEDULE A (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on
Schedule 13D constitutes the original report of the Reporting Group.

      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Aon is a corporation organized under the laws of the State of Delaware. Each of the Management Persons is either a citizen of, or organized in, the United States.

      The business address for Aon is Aon Corporation, 123 North Wacker Drive, Chicago, Illinois 60606. The business address for the Management Persons is ASI Solutions Incorporated, 780 Third Avenue, New York, New York 10017.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On February 23, 2001, Aon and the Management Persons, along with Merger Subsidiary, Inc., a corporation formed by Aon for the exclusive purpose of consummating the transactions described herein ("Merger Sub"), entered into a Stockholder Agreement (the "Stockholder Agreement"). The transactions contemplated by the Stockholder Agreement are not expected to require the expenditure of any funds. The Management Persons entered into the Stockholder Agreement to induce Aon and Merger Sub to enter into the Merger Agreement (as defined below).

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 4.  PURPOSE OF TRANSACTION.

      On February 23, 2001, the Company, Aon and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of Merger Sub with and into the Company (the "Merger"), whereupon the existence of Merger Sub will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"), and will be a wholly-owned subsidiary of Aon. Aon and the Management Persons entered into the Stockholder Agreement to facilitate the transactions contemplated by the Merger Agreement.

      At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of any holder of any shares of the Common Stock, or common stock of Merger Sub:

      o each issued and outstanding share of common stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation;


                               Page 14 of 27 Pages

      o all shares of Common Stock that are owned directly or indirectly by the Company as treasury stock shall be canceled and retired and shall cease to exist and no stock of Aon or other consideration shall be delivered in exchange therefor; and

      o each issued and outstanding share of Common Stock (other than shares to be canceled) shall be converted into the right to receive a fraction of a fully paid and non-assessable share of Aon's common stock, $1.00 par value per share ("Aon Stock"), such fraction to be in the ratio (the "Exchange Ratio") as set forth in clause (i),
            (ii), (iii) or (iv) below. If the Average Stock Price (as hereinafter defined) is:

            (i) greater than $42.00, the Exchange Ratio shall be equal to the quotient obtained by dividing (A) $17.85 by (B) the Average Stock Price;

            (ii) equal to or greater than $34.00 but less than or equal to $42.00, the Exchange Ratio shall be .425;

            (iii) equal to or greater than $31.00 but less than $34.00, the Exchange Ratio shall be equal to the quotient obtained by dividing (A) $14.45 by
(B) the Average Stock Price; or

            (iv) less than $31.00, the Exchange Ratio shall be .466129 (provided that, pursuant to the terms of the Merger Agreement, the Company may have the right to terminate the Merger Agreement if the Average Stock Price is less than $31.00).

      "Average Stock Price" means the average of the daily closing prices of Aon Stock during the regular session on the New York Stock Exchange for the ten consecutive trading days ending on the fifth trading day immediately prior to the closing of the Merger.

      All such shares of Common Stock when so converted shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Aon Stock and any cash in lieu of fractional shares of Aon Stock to be issued or paid in consideration therefor upon the surrender of such certificate, without interest.

       Because the approval of the Company's stockholders is required by applicable law in order to consummate the Merger, the Company will submit the Merger Agreement to its stockholders for approval.

      The obligations of the parties to the Merger Agreement to effect the Merger is subject to certain conditions, and prior to the Effective Time, the Company or Aon may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

      The Certificate of Incorporation of Merger Sub in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Merger Sub in effect at the Effective Time shall be the Bylaws of the Surviving Corporation. The directors and officers of Merger Sub shall be the initial directors and officers of the Surviving Corporation.

      In connection with the Merger, it is expected that the Company's Common Stock will cease to be quoted on the Nasdaq National Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.


                               Page 15 of 27 Pages

      Concurrently with the execution and delivery of the Merger Agreement, Aon, the Company and the Management Persons entered into the Stockholder Agreement. Pursuant to the Stockholder Agreement, the Management Persons have agreed to vote, and have granted to Aon an irrevocable proxy and power of attorney to vote, their shares of Common Stock owned as of February 23, 2001 and any shares of Common Stock acquired after February 23, 2001 and prior to the Effective Time (the "Securities") in favor of the Merger, the Merger Agreement and all other transactions contemplated in the Merger Agreement during the term of the Stockholder Agreement.

      The Stockholder Agreement also provides that in certain circumstances, each of the Management Persons shall not, except as contemplated by the terms of the Stockholder Agreement: (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, the Securities to any person; (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Securities; or (iii) take any other action that would in any way restrict, limit, or interfere with the performance of its obligations thereunder or the transactions contemplated thereby.

      The Merger Agreement provides that the Company's board of directors may terminate the Merger Agreement under certain circumstances, including if the board of directors determines that failing to take such action would be inconsistent with its fiduciary duties. Upon termination of the Merger Agreement, the Stockholder Agreement shall by its terms immediately terminate. If the Company consummates another transaction following the termination of the transactions contemplated in the Stockholder Agreement and Merger Agreement, the Management Persons must pay to Aon a termination fee that is equal to (i) the aggregate consideration which the Management Persons received pursuant to such transaction minus (ii) the product of $17.85 multiplied by the greater of (x) the aggregate number of shares of Common Stock the Management Persons own at the time of the closing of such transaction or (y) the number of shares of Common Stock the Management Persons own on the date of the Stockholder Agreement.

      The Stockholder Agreement and all rights and obligations of the parties thereunder terminate immediately upon the earlier of: (a) the date upon which the Merger Agreement is terminated in accordance with its terms or (b) the Effective Time.

      The preceding summaries of certain provisions of the Stockholder Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits A and B, respectively, and are incorporated herein by reference.

      Other than as described in this Statement, none of the Reporting Persons presently has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b)

      (1) AON CORPORATION. Prior to February 23, 2001, Aon was not the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange
Act) of any shares of Common Stock. Upon execution of the Stockholder Agreement, Aon may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Securities, with power to vote the Securities with respect to the matters set forth in the Stockholder Agreement. As of February 23, 2001, the 3,892,580 shares of Common Stock subject to the Stockholders Agreement constituted approximately 53.5% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of February 5, 2001, by the Company in the Merger Agreement). These shares include 134,841 shares of Common Stock subject to options exercisable within 60 days.

                               Page 16 of 27 Pages

      (2) BERNARD F. REYNOLDS. Prior to February 23, 2001, Bernard F. Reynolds had sole voting and dispositive power with respect to 2,000,000 shares of Common Stock subject to the Stockholder Agreement, which shares constitute 28.0% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power. In addition, Mr. Reynolds may be deemed to be the beneficial owner of
(i) 40,200 shares of Common Stock owned by Bernard F. Reynolds - IRRA FBO Bernard F. Reynolds, (ii) 10,000 shares of Common Stock owned by Bernard F. Reynolds Charitable Trust, (iii) 154,876 shares of Common Stock owned by Carl Seldin Koerner, Trustee of the Anne B. Reynolds Irrevocable Family Trust,
(iv) 154,877 shares of Common Stock owned by Carl Seldin Koerner, Trustee of the Bernard F. Reynolds Irrevocable Family Trust, and (v) 100,000 shares of Common Stock owned by his wife, Anne B. Reynolds. Mr. Reynolds disclaims beneficial ownership as to all such 459,953 shares of Common Stock. Such shares, together with the 2,000,000 shares referenced above, represent 34.4% of the issued and outstanding shares of Common Stock of the Company.

      (3) BERNARD F. REYNOLDS - IRRA FBO BERNARD F. REYNOLDS. Prior to February 23, 2001, Bernard F. Reynolds - IRRA FBO Bernard F. Reynolds had sole voting and dispositive power with respect to 40,200 shares of Common Stock, which constitutes 0.6% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power.

      (4) BERNARD F. REYNOLDS CHARITABLE TRUST. Prior to February 23, 2001, Bernard F. Reynolds Charitable Trust had sole voting and dispositive power with respect to 10,000 shares of Common Stock, which constitutes 0.1% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power.

      (5) CARL SELDIN KOERNER, TRUSTEE OF THE ANNE B. REYNOLDS IRREVOCABLE FAMILY TRUST. Prior to February 23, 2001, Carl Seldin Koerner, Trustee of the Anne B. Reynolds Irrevocable Family Trust had sole voting and dispositive power with respect to 154,876 shares of Common Stock, which constitutes 2.2% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power.

      (6) CARL SELDIN KOERNER, TRUSTEE OF THE BERNARD F. REYNOLDS IRREVOCABLE FAMILY TRUST. Prior to February 23, 2001, Carl Seldin Koerner, Trustee of the Bernard F. Reynolds Irrevocable Family Trust had sole voting and dispositive power with respect to 154,877 shares of Common Stock, which constitutes 2.2% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power.

      (7) SEYMOUR ADLER. Prior to February 23, 2001, Seymour Adler had sole voting and dispositive power with respect to 320,319 shares of Common Stock, which constitutes 4.4% of the issued and outstanding shares of Common Stock. These shares include (i) 185,478 shares of Common Stock and (ii) options to purchase 134,841 shares of Common Stock exercisable within 60 days. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares and options by virtue of shared voting power. In addition, Mr. Adler may be deemed to be the beneficial owner of (i) 10,000 shares of Common Stock owned by the Seymour Adler Charitable Trust and (ii) 20,000 shares of Common Stock owned by his children. Mr. Adler disclaims beneficial ownership as to all such 30,000 shares. Such shares, together with the 320,319 shares referenced above, represent 4.8% of the issued and outstanding shares of Common Stock of the Company.

      (8) SEYMOUR ADLER CHARITABLE TRUST. Prior to February 23, 2001, Seymour Adler Charitable Trust had sole voting and dispositive power with respect to 10,000 shares of Common Stock, which constitutes 0.1% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power.


                               Page 17 of 27 Pages

       (9) ELI SALIG. Prior to February 23, 2001, Eli Salig had sole voting and dispositive power with respect to 1,133,208 shares of Common Stock, which constitutes 15.9% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power. In addition, Mr. Salig may be deemed to be the beneficial owner of (i) 39,100 shares of Common Stock owned by Eli Salig IRA, (ii) 30,000 shares of Common Stock owned by the Eli Salig Charitable Trust, and (iii) 13,616 shares of Common Stock owned by his children, with Joram Salig as custodian. Mr. Salig disclaims beneficial ownership as to all such 82,716 shares. Such shares, together with the 1,133,208 shares referenced above, represent 17.0% of the issued and outstanding shares of Common Stock of the Company.

      (10) ELI SALIG IRA. Prior to February 23, 2001, Eli Salig IRA had sole voting and dispositive power with respect to 39,100 shares of Common Stock, which constitutes 0.5% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power.

      (11) ELI SALIG CHARITABLE TRUST. Prior to February 23, 2001, Eli Salig Charitable Trust had sole voting and dispositive power with respect to 30,000 shares of Common Stock, which constitutes 0.4% of the issued and outstanding shares of Common Stock. As a result of the execution of the Stockholder Agreement, Aon may be deemed to share in the beneficial ownership of these shares by virtue of shared voting power.

      As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 4,026,196 shares of Common Stock, or approximately 55.3% of the Common Stock outstanding.

      By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting power over the shares owned by other members which are subject to the Stockholder Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

      (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Company reported by this statement.

      (e)   Inapplicable.


      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the Merger Agreement and the Stockholder Agreement, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                               Page 18 of 27 Pages

      Exhibit A - Stockholder Agreement, dated as of February 23, 2001, by and among Aon Corporation, Merger Subsidiary, Inc., and certain shareholders in ASI Solutions Incorporated

      Exhibit B - Agreement and Plan of Merger, dated as of February 23, 2001, by and among ASI Solutions Incorporated, Aon Corporation, and Merger Subsidiary, Inc.

      Exhibit C - Press Release of Aon, announcing execution of the Merger
                  Agreement, dated February 23, 2001


                               Page 19 of 27 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: March 5, 2001


                              AON CORPORATION


                              By: /s/ RAYMOND I. SKILLING
                                  ----------------------------------------------
                              Name: Raymond I. Skilling
                              Its:  Executive Vice President and Chief Counsel


                              /s/   BERNARD F. REYNOLDS
                              --------------------------------------------------
                                    Bernard F. Reynolds


                              BERNARD F. REYNOLDS - IRRA FBO BERNARD F. REYNOLDS


                              By: /s/ BERNARD F. REYNOLDS
                                  ----------------------------------------------
                              Name: Bernard F. Reynolds
                              Its:


                              BERNARD F. REYNOLDS CHARITABLE TRUST


                              By: /s/ BERNARD F. REYNOLDS
                                  ----------------------------------------------
                              Name: Bernard F. Reynolds
                              Its:  Trustee


                              CARL SELDIN KOERNER, TRUSTEE OF THE ANNE B.
                              REYNOLDS IRREVOCABLE FAMILY TRUST


                              By: /s/ CARL SELDIN KOERNER
                                  ----------------------------------------------
                              Name: Carl Seldin Koerner
                              Its:  Trustee


                              CARL SELDIN KOERNER, TRUSTEE OF THE BERNARD F. REYNOLDS IRREVOCABLE FAMILY TRUST


                              By: /s/ CARL SELDIN KOERNER
                                  ----------------------------------------------
                              Name: Carl Seldin Koerner
                              Its:  Trustee


                               Page 20 of 27 Pages

                              /s/   SEYMOUR ADLER
                              --------------------------------------------------
                                    Seymour Adler


                              SEYMOUR ADLER CHARITABLE TRUST


                              By: /s/ SEYMOUR ADLER
                                  ----------------------------------------------
                              Name: Seymour Adler
                              Its:  Trustee


                              /s/   ELI SALIG
                              --------------------------------------------------
                                    Eli Salig


                              ELI SALIG IRA


                              By: /s/ ELI SALIG
                                  ----------------------------------------------
                              Name: Eli Salig
                              Its:


                              ELI SALIG CHARITABLE TRUST


                              By: /s/ ELI SALIG
                                  ----------------------------------------------
                              Name: Eli Salig
                              Its:  Trustee


                               Page 21 of 27 Pages

                                                                      SCHEDULE A

                       SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                   * * * * * *

      IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: March 5, 2001

                              AON CORPORATION


                              By: /s/ RAYMOND I. SKILLING
                                  ----------------------------------------------
                              Name: Raymond I. Skilling
                              Its:  Executive Vice President and Chief Counsel


                              /s/   BERNARD F. REYNOLDS
                              --------------------------------------------------
                                    Bernard F. Reynolds


                              BERNARD F. REYNOLDS - IRRA FBO BERNARD F. REYNOLDS


                              By: /s/ BERNARD F. REYNOLDS
                                  ----------------------------------------------
                              Name: Bernard F. Reynolds
                              Its:


                              BERNARD F. REYNOLDS CHARITABLE TRUST


                              By: /s/ BERNARD F. REYNOLDS
                                  ----------------------------------------------
                              Name: Bernard F. Reynolds
                              Its:  Trustee


                               Page 22 of 27 Pages

                              CARL SELDIN KOERNER, TRUSTEE OF THE ANNE B.
                              REYNOLDS IRREVOCABLE FAMILY TRUST


                              By: /s/ CARL SELDIN KOERNER
                                  ----------------------------------------------
                              Name: Carl Seldin Koerner
                              Its:  Trustee


                              CARL SELDIN KOERNER, TRUSTEE OF THE BERNARD F. REYNOLDS IRREVOCABLE FAMILY TRUST


                              By: /s/ CARL SELDIN KOERNER
                                  ----------------------------------------------
                              Name: Carl Seldin Koerner
                              Its:  Trustee


                              /s/   SEYMOUR ADLER
                              --------------------------------------------------
                                    Seymour Adler


                              SEYMOUR ADLER CHARITABLE TRUST


                              By: /s/ SEYMOUR ADLER
                                  ----------------------------------------------
                              Name: Seymour Adler
                              Its:  Trustee


                              /s/   ELI SALIG
                              --------------------------------------------------
                                    Eli Salig


                              ELI SALIG IRA


                              By: /s/ ELI SALIG
                                  ----------------------------------------------
                              Name: Eli Salig
                              Its:


                              ELI SALIG CHARITABLE TRUST


                              By: /s/ ELI SALIG
                                  ----------------------------------------------
                              Name: Eli Salig
                              Its:  Trustee


                               Page 23 of 27 Pages

              SCHEDULE B- INFORMATION ON AON OFFICERS AND DIRECTORS


      The names and titles of the executive officers and the names of the directors of Aon Corporation and their business address and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Aon. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to Aon and each individual is a United States citizen.


          EXECUTIVE OFFICERS            POSITION; PRESENT PRINCIPAL OCCUPATION
          ------------------            --------------------------------------

Patrick G. Ryan                         Chairman and Chief Executive Officer.
Aon Corporation
123 North Wacker Drive, 30th Floor
Chicago, Illinois 60606
Telephone: 312-701-3010

Michael D. O'Halleran                   President, Chief Operating Officer &
Aon Corporation                         Director.
123 North Wacker Drive, 30th Floor
Chicago, Illinois 60606
Telephone: 312-701-3065

Harvey N. Medvin                        Executive Vice President and Chief
Aon Corporation                         Financial Officer.
123 North Wacker Drive, 30th Floor
Chicago, Illinois 60606

Michael A. Conway                       Senior Vice President and Senior
Aon Corporation                         Investment Officer.
123 North Wacker Drive, 30th Floor
Chicago, Illinois 60606

Raymond I. Skilling                     Executive Vice President Chief Counsel
Aon Corporation                         & Director.
123 North Wacker Drive, 30th Floor
Chicago, Illinois 60606


               DIRECTORS                POSITION; PRESENT PRINCIPAL OCCUPATION
               ---------                --------------------------------------

Daniel J. Carroll                       Chairman of The Carroll Group
The Carroll Group
1366 Deer Boulevard
Avon, Colorado 81620


                               Page 24 of 27 Pages

               DIRECTORS                POSITION; PRESENT PRINCIPAL OCCUPATION
               ---------                --------------------------------------
Franklin A. Cole                        Chairman of Croesus Corporation, an advisory and
54 West Hubbard, Room 205               personal investment firm.
Chicago, Illinois 60610

Edgar D. Jannotta                       Senior Director at William Blair & Company, L.L.C.,
222 West Adams Street, 34th Floor       an international investment banking firm.
Chicago, Illinois 60606

Lester B. Knight                        Founding Partner of RoundTable Healthcare Partners, 272 East
Deerpath Road, Suite 350                a diversified healthcare service company.
Lake Forest, IL 60045

Perry J. Lewis                          Senior Managing Director of Heartland Industrial
55 Railroad Avenue                      Partners, a private equity investment partnership.
Greenwich, Connecticut 06830

Andrew J. McKenna                       Chairman and Chief Executive Officer of Schwarz, a
8338 Austin Avenue                      printer, converter, producer and distributor of
Morton Grove, Illinois 60053            packaging and promotional materials.

Robert S. Morrison                      Director and Chairman, President and Chief Executive
The Quaker Oats Company                 Officer of The Quaker Oats Company, a processor of
321 North Clark Street                  packaged food.
Chicago, Illinois 60610-4714

Newton N. Minow                         Senior Counsel at Sidley & Austin, a law firm.
Sidley & Austin
Bank One Plaza
10 South Dearborn, Suite 4800
Chicago, Illinois 60603

Richard C. Notebaert                    President and Chief Executive Officer of Tellabs, Inc.,
Tellabs, Inc.                           a provider of optical networking, switching, broadband
4951 Indiana Avenue                     access, and professional support services.
Lisle, Illinois 60532

Michael D. O'Halleran                   President and Chief Operating Officer of Aon
(address listed above)                  Corporation since 1999.

Donald S. Perkins                       Retired Chairman of the Board of Directors and
21 South Clark Street, Suite 2530       Chairman of the Executive Committee of Jewel
Chicago, Illinois 60603-2006            Companies Inc., a diversified retail chain.

John W. Rogers, Jr.                     Chairman and Chief Executive Officer of Ariel Capital
Ariel Capital Management, Inc.          Management, Inc., an institutional money management
200 East Randolph Drive, Suite 2900     firm specializing in equities.
Chicago, Illinois 60601

George A. Schaefer                      Retired Chairman and Chief Executive Officer and
Caterpillar Inc.                        Director of Caterpillar Inc., the construction machinery
100 N.E. Adams Street                   and equipment manufacturing company.
Peoria, Illinois 61629-6210


                               Page 25 of 27 Pages

               DIRECTORS                POSITION; PRESENT PRINCIPAL OCCUPATION
               ---------                --------------------------------------
Raymond I. Skilling                     Executive Vice President and Chief Counsel of Aon
(address listed above)                  Corporation since 1980.

Fred L. Turner                          Senior Chairman and a Director of McDonald's
McDonald's Corporation                  Corporation, the international fast food restaurant
One Kroc Drive                          franchising company.
Oak Brook, Illinois 60523

Arnold R. Weber                         President Emeritus of Northwestern University.
Northwestern University
555 Clark Street, #209
Evanston, Illinois 60208-1220

Carolyn Y. Woo                          Dean of the Mendoza College of Business at the
204 Mendoza College of Business         University of Notre Dame.
P.O. Box 399
Notre Dame, Indiana 46556-0399

Patrick G. Ryan                         Chairman of the Board of Aon Corporation since 1990
(address listed above)                  and Chief Executive Officer since 1982.


                               Page 26 of 27 Pages

                                  EXHIBIT INDEX


 Exhibit No.                           Exhibit Name
 -----------                           ------------

   EX-99(A) Stockholder Agreement, dated as of February 23, 2001, by and among Aon Corporation, Merger Subsidiary, Inc., and certain shareholders in ASI Solutions Incorporated

   EX-99(B) Agreement and Plan of Merger, dated as of February 23, 2001, by and among ASI Solutions Incorporated, Aon Corporation, and Merger Subsidiary, Inc.

   EX-99(C) Press Release of Aon, announcing execution of the Merger Agreement, dated February 23, 2001


                               Page 27 of 27 Pages